07045293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2006

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED

For the transition period from ______________ to ______________

FEB 28 2007

THOMSON FINANCIAL

Commission file number : 1-11288

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACTUANT CORPORATION 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

13000 W. SILVER SPRING DRIVE
BUTLER, WISCONSIN 53007
Mailing address: P.O. Box 3241, Milwaukee, Wisconsin 53201
(Address of principal executive offices)
(414) 352-4160
(Registrant's telephone number, including area code)

Actuant Corporation 401(k) Plan

Milwaukee, Wisconsin

Financial Statements and Additional Information

August 31, 2006 and 2005

Actuant Corporation 401(k) Plan

Financial Statements and Additional Information
August 31, 2006 and 2005

Table of Contents

Report of Independent Registered Public Accounting Firm

Plan Administrator
Actuant Corporation 401(k) Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Actuant Corporation 401(k) Plan as of August 31, 2006 and August 31, 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 2006 and August 31, 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information of assets held for investment purposes as of August 31, 2006 is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole, except as described in the following paragraph.

The supplemental schedule that accompany the Plan's financial statements do not disclose the historical cost of certain nonparticipant-directed plan assets held by the plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Wipfli LLP

Wipfli LLP
February 23, 2007
Milwaukee, Wisconsin

Actuant Corporation 401(k) Plan

Statements of Net Assets Available for Benefits
August 31, 2006 and 2005

	2006	2005
Investments:		
Participant-directed investments	$60,409,410	$34,758,645
Nonparticipant-directed investments	25,181,204	22,574,044
Participant loans	1,803,350	915,363
Total investments	87,393,964	58,248,052
Receivables:		
Employer's contributions	3,913,674	2,019,639
Total receivables	3,913,674	2,019,639
NET ASSETS AVAILABLE FOR BENEFITS	$91,307,638	$60,267,691

See accompanying notes to financial statements.

Actuant Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended August 31, 2006 and 2005

	2006	2005
Additions:		
Investment income:		
Net appreciation in fair value of investments	$4,412,114	$4,744,594
Interest and dividends	1,798,166	1,850,618
Total investment income	6,210,280	6,595,212
Contributions:		
Employer's	3,973,561	2,035,155
Rollovers and Plan Mergers	21,684,198	2,753,022
Participants'	6,011,213	3,355,283
Total contributions	31,668,972	8,143,460
Total additions	37,879,252	14,738,672
Deductions:		
Benefits paid to participants	6,801,634	4,293,670
Administrative expenses	37,671	38,805
Total deductions	6,839,305	4,332,475
Net increase	31,039,947	10,406,197
Net assets available for benefits:		
Balance at beginning of year	60,267,691	49,861,494
Balance at end of year	$91,307,638	$60,267,691

See accompanying notes to financial statements.

Note 1 Description of Plan

The following description of the Actuant Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan's summary plan description for a more complete description of the Plan's provisions.

General

The Plan operates as a 401(k) salary reduction plan. Generally, all employees of domestic subsidiaries of Actuant Corporation (the "Company") who are scheduled to work at least 1,000 hours in a one-year period are immediately eligible to participate in the Plan, except those covered by a collective bargaining agreement. Employees of acquired companies are added to the Plan at the discretion of the Company.

During the year ended August 31, 2005, the plan trustee changed from Strong Investments, Inc. (an affiliate of Strong Retirement Plan Services, Inc.) to Wells Fargo Bank.

Plan Mergers and Rollovers

During the year ending August 31, 2005, the participants of the Hydratight Sweeney 401(k) Retirement Savings Plan were allowed to rollover balances into the Actuant Corporation 401(k) Plan. Net assets totaling $2,184,195 were transferred into the Actuant Corporation 401(k) plan.

Effective September 1, 2005, the Key Components, LLC 401k Plan and the Acme Electric Corporation 401k Plans merged with and into the Plan in the amounts of $13,549,677 and $5,706,522, respectively.

Effective November 11, 2005, the Amveco Magnetics, Inc. 401k Plan merged into the Plan in the amount of $1,059,772.

Effective January 1, 2007, subsequent to the year ended August 31, 2006, the D.L. Ricci Corp. 401k Profit Sharing Plan and the Actown/Industrial Coils 401k Savings Plan and Trust merged with and into the Plan in the amounts of $4,648,861 and $4,157,324, respectively.

Contributions

Participating employees may make voluntary pre-tax contributions of between 2% and 50% of qualifying compensation, subject to certain Internal Revenue Service ("IRS") limitations. Participants are also allowed to make additional contributions on an after-tax basis, subject to certain limitations. The Company makes a matching contribution to each participant's account equal to 100% of the first $300 of the participant's pre-tax contributions, plus 25% of the participant's pre-tax

Note 1 Description of Plan (Continued)

Contributions (Continued)

contributions between $300 and 6% of the participant's eligible compensation, as defined in the Plan. Company matching contributions are automatically invested in the Actuant Stock Fund. Beginning in September 2006, subsequent to the year ended August 31, 2006, participating employees are able to make voluntary after-tax contributions of between 2% and 50% of qualifying compensation into a Roth 401k option within the Plan, subject to certain IRS limitations.

Employees who were formerly participants of the Versa Tech Plan received matching contributions equal to one-third of the first 4% of the compensation contributed to the Plan, and may direct the investment of these matching contributions at their discretion.

The Company makes a "core" contribution to the accounts of all eligible participants equal to at least 3% of the participant's eligible compensation. Participants must be employed by the Company on the last day of the plan year to be eligible for the core contribution. Employees who were formerly participants of the Versa Tech Plan are not eligible for core contributions. If the participant is not employed on the last day of the plan year due to retirement, death or disability, the participant is still eligible for the core contribution in that plan year. Core contributions are initially automatically invested in the Actuant Stock Fund.

Investment Options

Participants may direct the investment of the portion of their account balances attributable to voluntary contributions plus earnings thereon in any integral multiple of 1% to any of the defined investment options. Participants who are age 50 or older and have completed five years of vesting service may annually direct the investment of one-half of their Company contribution into any of the investment options. Participants may change their investment options at any time.

Participant Accounts

Each participant's account is credited with contributions and an allocation of plan earnings thereon, and reduced for benefit payments and certain fees charged by the trustee. Plan earnings are determined and credited to each participant's account on a daily basis in accordance with the proportion of the participant's account to all accounts. Administrative expenses of the Plan, other than investment fees (included in investment income) and participant loan fees, are paid directly by the Company net of account fees charged to separated participants.

Note 1 Description of Plan (Continued)

Vesting

Participants have, at all times, a fully vested and non-forfeitable interest in the amount of their voluntary contributions. Upon death, disability, or retirement while employed by the Company, participants become fully vested in their entire account balances. Participants normally vest in their Company matching and core contributions according to the following schedule:

Years of Service	Vesting %
Less than 2 years	0%
At least 2 but less than 3 years	25%
At least 3 but less than 4 years	50%
At least 4 but less than 5 years	75%
5 years or more	100%

Payment of Benefits

At retirement, death, disability or termination, participants or their designated beneficiaries are entitled to receive benefits equal to their vested account balances. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments, or a direct transfer to an eligible retirement plan. If a participant's vested account balance is less than $5,000 it will automatically be distributed in the form of a lump-sum payment. Participants may elect to receive distributions from the Actuant Stock Fund in Company stock. All other distributions are made in cash. In the event of hardship, participants may withdraw a portion of their vested account balances as defined by the Plan.

Note 1 Description of Plan (Continued)

Participant Loans

A participant may receive a loan from the Plan in an amount greater than or equal to $1,000, not to exceed the lesser of 50% of the portion of the participant's vested account balance attributable to voluntary and Company matching contributions plus earnings thereon or $50,000. Loans bear a fixed interest rate of the prime rate plus 1% at the time of the loan. Loans and interest thereon are repaid from payroll deductions over a period not to exceed five years, unless the loan is used to purchase the principal residence of the participant in which case the term of the loan will be a reasonable period not to exceed 20 years, as defined by the plan document and determined by the plan administrator.

Forfeited Accounts

Any nonvested portions of terminated accounts will be used to reduce future employer contributions. Forfeitures used to reduce employer contributions amounted to approximately $249,000 and $176,000 for the plan years ended August 31, 2006 and August 31, 2005, respectively.

Note 2 Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that directly affect the reported amounts of assets, liabilities and changes therein. Actual results may differ from those estimates.

Note 2 Summary of Significant Accounting Policies (Continued)

Investment Valuation

The Plan's investments are stated at fair value. The fair value of the Plan's investments in common stock and mutual funds, other than the Wells Fargo Collective Stable Return Fund (see below) are based on quoted market prices. Participant loans are stated at their unpaid principal balances.

The fair value of the Wells Fargo Collective Stable Return Fund is determined by Wells Fargo Bank. The common trust fund invests in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the high credit quality standards established by Wells Fargo Bank. The investment contracts are recorded at contract value (which represents contributions received, plus interest, less plan withdrawals), which approximates fair value at August 31, 2006 and 2005.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Risk and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 2 Summary of Significant Accounting Policies (Continued)

Payment of Benefits

Benefits are recorded when paid.

Note 3 Investments

The following presents investments that represent five percent or more of the Plan's net assets:

Description	2006	2005
Actuant common stock*	$25,181,204	$22,574,044
Davis NY Venture	6,817,294	6,302,033
Legg Mason Large Cap Growth	6,455,374	3,235,483
Wells Fargo Collective (BGI) S&P 500 Index	**	3,222,449
Wells Fargo Collective Stable Return	9,050,956	6,280,644
Julius Baer International Equity	4,603,170	- -

* Nonparticipant-directed.
** Fund was not greater than 5% of net assets

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Mutual funds and Collective Trust fund	$2,539,925	$2,203,869
Common stocks	1,872,189	2,540,725
Totals	$4,412,114	$4,744,594

Note 4 Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2006	2005
Net assets:		
Common stock	$25,181,204	$22,574,044
Contributions receivable	3,913,674	2,019,639
Total net assets	$29,094,878	$24,593,683

	2006	2005
Changes in net assets:		
Contributions	$3,913,674	$2,019,639
Net appreciation	1,918,322	2,540,725
Benefits paid to participants	(1,585,339)	(1,698,718)
Net transfers	254,538	1,225,973
	$4,501,195	$4,087,619

Note 5 Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated October 2002, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 6 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Note 7 Party-in-Interest Transactions

Certain plan investments represent shares of mutual funds and a common trust fund managed by Wells Fargo Bank, shares of employer securities, and participant loans. Therefore, transactions involving these investments qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Additional Information

ACTUANT CORPORATION 401(K) PLAN

Schedule H, Part IV, Item 4i, Schedule of Assets Held for Investment Purposes (at Year-End)
EIN: 39-0168610 Plan Number: 022
August 31, 2006

Identity of Issue	Description of Investment	Cost	Current Value
Mutual Funds, at Fair Value:			
Wells Fargo Advantage Small Cap Value*	Mutual Fund	**	$3,219,399
Hartford HLS Growth Opportunities	Mutual Fund	**	1,940,993
Davis NY Venture	Mutual Fund	**	6,817,294
Goldman Sachs Mid Cap Value	Mutual Fund	**	1,233,519
Legg Mason Large Cap Growth	Mutual Fund	**	6,455,374
Vanguard Strategic Equity	Mutual Fund	**	1,398,256
Wells Fargo Advantage Total Return Bond*	Mutual Fund	**	4,309,543
Julius Baer International Equity	Mutual Fund	**	4,603,170
Delaware Emerging Markets	Mutual Fund	**	1,186,763
Pimco Commodity Real Return Strategy	Mutual Fund	**	177,420
Oppenheimer Main Street Small Cap	Mutual Fund	**	360,950
STI Small Cap Growth	Mutual Fund	**	371,596
Van Kampen Comstock	Mutual Fund	**	3,522,633
T. Rowe Price Retirement 2005	Mutual Fund	**	621,542
T. Rowe Price Retirement 2010	Mutual Fund	**	2,215,369
T. Rowe Price Retirement 2015	Mutual Fund	**	2,056,665
T. Rowe Price Retirement 2020	Mutual Fund	**	1,986,624
T. Rowe Price Retirement 2025	Mutual Fund	**	1,336,812
T. Rowe Price Retirement 2030	Mutual Fund	**	1,532,841
T. Rowe Price Retirement 2035	Mutual Fund	**	762,123
T. Rowe Price Retirement 2040	Mutual Fund	**	466,445
Total mutual funds			46,575,331
Common Collective Trusts at Fair Value			
Wells Fargo Collective S&P 500 Index*	Common Collective Trust	**	4,557,596
Wells Fargo Collective Russell 2000 Index*	Common Collective Trust	**	225,527
Wells Fargo Collective Stable Return*	Common Collective Trust	**	9,050,956
Total Common Collective Trusts			13,834,079
Common Stock:			
Actuant Corporation Common Stock*	Common Stock	(A)	25,181,204
Participant loans *	***	-0-	1,803,350
Total investments			$ 87,393,964

* Party-in-interest

** Information is not required for participant-directed investments.

*** Loans have interest rates from 4.0% to 11.5%, with monthly payments from $4 to $1,534 through 2033.

(A) Cost basis information not provided as required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACTUANT CORPORATION 401(k) PLAN

Date : February 23, 2007

Timothy J. Teske
Plan Administrative Committee Member

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42353 and No. 333-60564 of Actuant Corporation of our report dated February 23, 2007 relating to the financial statements of the Actuant Corporation 401(k) Plan for the years ended August 31, 2006 and 2005, which appears in this Form 11-K.

Wipfli LLP

WIPFLI LLP
Milwaukee, Wisconsin
February 23, 2007

END